SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           ----------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)


                  North East Insurance Company
                        (Name of issuer)


             Common Stock, par value $1.00 per share
                 (Title of class of securities)


                            659164107
                         (CUSIP number)


                         Murry N. Gunty
                   Ballantrae Partners, L.L.C.
                      300 East 56th Street
                              20-A
                    New York, New York  10022
                         (212) 583-9085

                          with copy to

                   Lawrence T. Yanowitch, Esq.
                      Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                  Washington, D.C.  20036-5612
                         (202) 429-3254

          (Name, address and telephone number of person authorized to receive notices and communications)


                         January 6, 1997
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

                 (Continued on following pages)

                      (Page __ of __ Pages)

CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ballantrae Partners, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       810,000
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        810,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     810,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.0%

14.  TYPE OF REPORTING PERSON*

     OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Gunty & Co.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       810,000
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        810,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     810,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.0%

14.  TYPE OF REPORTING PERSON*

     CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Murry N. Gunty

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       810,000
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        810,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     810,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.0%

14.  TYPE OF REPORTING PERSON*

     IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Deborah L. Harmon

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       810,000
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        810,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     810,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.0%

14.  TYPE OF REPORTING PERSON*

     IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Jonathan S. Kern

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       810,000
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        810,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     810,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.0%

14.  TYPE OF REPORTING PERSON*

     IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 10 amends and supplements the statement on Schedule 13D (the "Schedule 13D"), previously filed on behalf of Ballantrae Partners, L.L.C., a Delaware limited liability company ("Ballantrae"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of North East Insurance Company, a Maine corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Item 5 (a), (b), (c) is hereby deleted in its entirety and amended and supplemented by inserting the following in lieu thereof:

               (a), (b), (c) Pursuant to the Purchase Agreement, as amended, Ballantrae purchased the Trust Certificate and the Trust Shares on January 6, 1997. As of January 6, 1997, the Trust Shares represented approximately 27.0% of the outstanding shares of Common Stock of the Company, computed on the basis of 3,002,375 shares of Common Stock outstanding, as reported on a Form 10-QSB filed by the Company with the SEC on November 14, 1996.

               Pursuant to the L.L.C. Agreement (as defined below), the Members and the members of the Management Committee may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the Trust Shares.

               Representatives of Ballantrae have from time to time held discussions with representatives of the Official Committee of Unsecured Creditors of American Motor Club, Inc. concerning the possible sale to Ballantrae of the AMC Shares. Ballantrae has not entered into any definitive agreement with respect to such shares, however, subject to the terms of the Letter Agreement, Ballantrae may continue such discussions from time to time.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 10.1.  Joint Filing Agreement

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 January 10, 1997
                                                           (Date)

                                               /s/ Murry N. Gunty
                                                      (Signature)

                                                   Murry N. Gunty
                                                Managing Director
                                                     (Name/Title)


                          Exhibit Index

               Exhibit                                       Page

10.1.     Joint Filing Agreement                                9